U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2004

                   FirstEnergy Corp. (File No. 70-09501)
(Name of Registered Holding Company)

                 76 South Main Street, Akron, Ohio 44308
(Address of Principal Executive Offices)

FirstEnergy Corp.

Quarterly Report Pursuant to Rule 58 of
the Public Utility Holding Company Act of 1935

 For the quarterly period ended December 31, 2004

  Table of Contents

Item
No.	Title	Page

1	Organization Chart	1-4

2	Issuances and Renewals of Securities and
	Capital Contributions	5

3	Associate Transactions	6-7

4	Summary of Aggregate Investment	8

5	Other Investments	9

6	Financial Statements and Exhibits:

	A - Financial Statements	10

	B - Exhibits	11

	C - Certificate of FirstEnergy Corp.	11

	Signature	12

Note:	All dollar amounts shown in this Form U-9C-3 are expressed in thousands unless otherwise noted.

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy (ERC) or Gas (GRC) Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held		Nature of Business

FirstEnergy Corp. (a)

FirstEnergy Ventures Corp. (b)
Bay Shore Power Company (d)	ERC	01/26/1998	Ohio	100.0		(h)
Centerior Energy Services, Inc. (d)	ERC	06/01/1994	Ohio	100.0		(i)
Eastroc Technologies, LLC (c)	ERC	04/30/1996	Delaware	50.0	**	(j)
Engineered Processes, Ltd. (c)	ERC	12/30/1996	Ohio	50.0	**	(j)
Warrenton River Terminal, Ltd. (d)	ERC	09/03/1996	Ohio	100.0		(k)

FirstEnergy Facilities Services Group, LLC (b)
Dunbar Mechanical, Inc. (e)	ERC	07/16/1956	Ohio	100.0		(g)
Edwards Electrical & Mechanical, Inc. (e)	ERC	02/28/1968	Indiana	100.0		(g)
Elliot-Lewis Corporation (e)	ERC	05/21/1998	Pennsylvania	100.0		(g)
A. A. Duckett, Inc.	ERC	03/01/1973	Delaware	100.0		(g)
Duckett Plumbing, LLC	ERC	09/19/2003	New Jersey	90.0		(g)
Sautter Crane Rental, Inc.	ERC	12/10/1991	Pennsylvania	100.0		(l)
E-L Enterprises, Inc.
Modern Air Conditioning, Inc.	ERC	04/27/1965	Florida	100.0		(g)
Airdex Air Conditioning Corporation	ERC	01/18/1995	Florida	100.0		(g)
R.L. Anderson, Inc.	ERC	08/28/1961	Florida	100.0		(g)
L.H. Cranston and Sons, Inc. (e)	ERC	01/02/1951	Maryland	100.0		(g)
Roth Bros., Inc. (e)	ERC	09/06/1947	Ohio	100.0		(g)
The Hattenbach Company (e)	ERC	03/21/1969	Ohio	100.0		(m)
R.P.C. Mechanical, Inc. (e)	ERC	04/21/1959	Ohio	100.0		(g)
Spectrum Controls Systems, Inc. (e)	ERC	04/18/1988	Ohio	100.0		(g)

FirstEnergy Solutions Corp. (b)	ERC	08/08/1997	Ohio	100.0		(n)
FirstEnergy Engineering, Inc. (f)	ERC	08/09/1996	Ohio	100.0		(t)

GPU Diversified Holdings, LLC (GPUDH) (b)	ERC	08/03/2000	Delaware	100.0		(r)
GPU Solar, Inc.	ERC	11/07/1997	New Jersey	50.0	**	(s)
GPU Distributed Power, Inc. *	ERC	02/29/2000	Delaware	100.0
Ballard Power Systems Inc. (c)	ERC					(v)
EnviroTech Investment Fund I, LP (c)	ERC			9.9	**	(u)
EnerTech Capital Partners II, LP (c)	ERC			2.0	**	(w)

* Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

ITEM 1 - ORGANIZATION CHART (Continued)

Name of Reporting Company	Energy (ERC) or Gas (GRC) Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business

FirstEnergy Corp. (a) (Continued)

Ohio Edison Company (OE) (b)
EnviroTech Investment Fund I, LP (c)	ERC			6.0 **	(u)

PowerSpan Corp. (c)	ERC	05/01/1997	Delaware	25.41 **	(o)

Kinetic Ventures I, LLC (c)	ERC	04/15/1997	Delaware	11.11 **	(p)

Kinetic Ventures II, LLC (c)	ERC	12/07/1999	Delaware	14.28 **	(p)

Nth Power Technologies II, LLC (c)	ERC			8.2 **	(q)

Utility.com, Inc. (c) *	ERC			5.0 **	(n)

Automated Power Exchange, Inc. (c)	ERC			1.16 **	(n)

* Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

ITEM 1 - ORGANIZATION CHART (Continued)

(a)	FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)	These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c)	FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d)	These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(e)	These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(f)	This company is direct wholly owned subsidiary of FirstEnergy Solutions Corp.
(g)	This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(h)	This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(i)	This subsidiary provides various consulting services related to energy management and procurement.
(j)	This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(k)
This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)	This subsidiary provides crane rental services.
(m)	This subsidiary provides refrigeration sales and services to commercial entities.
(n)	This subsidiary engages in the brokering and marketing of energy commodities.
(o)	This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(p)	This venture capital fund is focused on early stage companies involved in energy-related field and technology.
(q)	This venture capital fund is focused on emerging technologies in the global energy industry.
(r)	This energy-related company holds securities directly in the energy-related company set below its name.
(s)	This subsidiary is involved in the development and commercialization of photovoltaics.
(t)	This subsidiary provides engineering services.
(u)	An investment fund which invests in energy-related technology. GPUDH owns a 9.89% interest and OE owns a 6% interest.
(v)	GPU Diversified Holdings LLC owns 1,366,062 shares of Ballard Power Systems Inc. (BPS) common stocks. BPS develops stationary fuel cell systems.
(w)	An investment fund which invests in energy-related technology.

ITEM 1 - ORGANIZATION CHART (Continued)

Narrative Description of Activities for Reporting Period

During the fourth quarter 2004, FirstEnergy converted its loan to PowerSpan Corp. to shares of Series C Convertible Preferred Stock.  As a result, FirstEnergy's ownership in PowerSpan Corp. increased from 18.63% to 25.41%.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

	Type of	Principal			Company to	Collateral	Consideration
	Security	Amount of	Issue or	Cost of	Whom Security	Given with	Received
Company Issuing Security	Issued	Security	Renewal	Capital	Was Issued	Security	For Each Security

None.

Company Contributing	Company Receiving	Amount of Capital
Capital	Capital	Contribution

FirstEnergy Corp.	PowerSpan Corp.	$7,722
FirstEnergy Corp.	Kinetic Ventures II, LLC	$345

Note: The information provided in Item 2 represents the activities of the reporting period only.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Total Amount Billed

Bay Shore Power Company	FirstEnergy Generation Corp.	Sale of steam

Centerior Energy Services, Inc.	FirstEnergy Solutions Corp.	Energy consulting services

Dunbar Mechanical, Inc.	FirstEnergy Generation Corp.	HVAC services

Dunbar Mechanical, Inc.	FirstEnergy Nuclear Operating Company	HVAC services

Elliot-Lewis Corporation	Jersey Central Power & Light Company	HVAC services

FirstEnergy Solutions Corp.	FirstEnergy Generation Corp.	Natural gas procurement & scheduling services

Roth Bros., Inc.	FirstEnergy Generation Corp.	HVAC services

Roth Bros., Inc.	FirstEnergy Nuclear Operating Company	HVAC services

Roth Bros., Inc.	FirstEnergy Service Company	HVAC services

Sautter Crane Rental, Inc.	Metropolitan Edison Company	Crane rental

Sautter Crane Rental, Inc.	Jersey Central Power & Light Company	Crane rental

Warrenton River Terminal, Ltd.	FirstEnergy Generation Corp.	Loading, unloading and storage of coal and petcoke

Note:  The information provided in Item 3 represents the activities of the reporting period only.  The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed

FirstEnergy Service Company	GPU Diversified Holdings LLC	Legal and certain general and administrative services

FirstEnergy Generation Corp.	Bay Shore Power Company	Sale of fuel oil

FirstEnergy Generation Corp.	Bay Shore Power Company	Plant operation & maintenance services

FirstEnergy Service Company	FirstEnergy Solutions Corp.	General and administrative services

Note:	The information provided in Item 3 represents the activities of the reporting period only.
The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total average consolidated capitalization as of Dec. 31, 2004	$20,344,566		Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	3,051,685		Line 2
Greater of $50 million or line 2		$3,051,685	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Development and commercialization of photovoltaics (Category II)	15,355
Production, conversion, sale and distribution of thermal energy
products (Category VI)	29,063
Sale of technical, operational, management, and other services
related to HVAC, refrigeration systems (Category VII)	4,295
Fuel transportation, handling and storage facilities (Category IX)	50

Total current aggregate investment		48,763	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)		$3,002,922	Line 5

Note:
The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp. registered as a holding company (November 7, 2001) for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Aggregate Investment as of Sept. 30, 2004	Change in Investments During Reporting Period	Reason for Change in Investments

Energy management services (Category I)	$1,766(1)	-	No change.

Development and commercialization of electrotechnologies (Category II)	59,771(2)	$8,067	In the fourth quarter of 2004, FirstEnergy made $7,722 thousand capital contribution to PowerSpan Corp. and $345 thousand to Kinetic Ventures II, LLC.

Energy services and retail energy sales (Category V)	18,158(3)	-	No change.

Production, conversion, sale and distribution of thermal energy products (Category VI)	70,913(4)	-	No change.

Sale of technical, operational, management, and other services related to HVAC, refrigeration systems (Category VII)	191,115(5)	-	No change.

Fuel transportation, handling and storage facilities (Category IX)	4,959(6)	-	No change.

Development and commercialization of technologies that utilize coal waste by-products (Category X)	46(7)	-	No change.

(1)	Includes $1,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(2)	Includes $52,483 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(3)	Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(4)	Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(5)	Includes $186,820 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(6)	Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(7)	Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

A-1	Financial statements of FirstEnergy Solutions Corp. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-2	Financial statements of GPU Diversified Holdings LLC - not required for the last quarterly period of the registered holding company’s fiscal year.

A-3	Financial statements of Bay Shore Power Company - not required for the last quarterly period of the registered holding company’s fiscal year.

A-4	Financial statements of Centerior Energy Services, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-5	Financial statements of Warrenton River Terminal, Ltd. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-6	Financial statements of Dunbar Mechanical, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-7	Financial statements of Edwards Electrical & Mechanical, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-8	Financial statements of Elliot-Lewis Corporation - not required for the last quarterly period of the registered holding company’s fiscal year.

A-9	Financial statements of L.H. Cranston and Sons, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-10	Financial statements of Roth Bros., Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-11	Financial statements of The Hattenbach Company - not required for the last quarterly period of the registered holding company’s fiscal year.

A-12	Financial statements of R.P.C. Mechanical, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-13	Financial statements of Spectrum Controls Systems, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

A-14	Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company’s fiscal year.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS (Continued)

B. Exhibits

Contracts Required by Item 3

B-1
Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-2
Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-3
Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-3 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

B-4
Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

Note:	Services rendered by all other FirstEnergy energy related companies to their associate companies are provided pursuant to written and oral contracts.

C.	Certificate of FirstEnergy Corp.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

March 23, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)